EXHIBIT 5

Joint Filing Agreement

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing of IDT Capital, Inc., IDT Corporation and Howard S. Jonas on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to shares of Common Stock, par value $0.0001 per share, of GraphOn Corporation, and that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 14th day of February, 2005.

IDT CAPITAL, INC.

By:	/s/ David Greenblatt
Name:	David Greenblatt
Title:	Chief Executive Officer

IDT CORPORATION

By:	/s/ Joyce J. Mason
Name:	Joyce J. Mason
Title:	Senior Vice President
/s/ Howard S. Jonas
Howard S. Jonas